Exhibit 99.1

Okeanis Eco Tankers Corp. – Invitation to Q4 2023 Results Conference Call and Webcast

ATHENS, GREECE, February 26, 2024 - Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), will report unaudited condensed results for the fourth quarter and twelve month period ended December 31, 2023, on Thursday, February 29, 2024, and a webcast/teleconference will be held at 13:30 CET.

Participants may access the webcast using the following link, https://channel.royalcast.com/landingpage/okeanis/20240229_1/ or via conference call using the below dial-in details:

Norway: +47 2 156 3318

USA: +1 786 697 3501

Standard International Access: +44 (0) 33 0551 0200

Password: Okeanis

The presentation material, which will be used in the webcast/teleconference, will be available for download from the Investor Relations section at www.okeanisecotankers.com prior to the live webcast/teleconference.

Contacts

Company

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.